State of Delaware
Secretary of State
Division of Corporations
Delivered 05:32 PM 11/19/2015
FILED 05:32 PM 11/19/2015
SR 20151002141 - File Number 5884213

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

First: The name of the limited liability company is Fundrise Pacific Northwest Opportunistic Multifamily LLC

Second: The address of its registered office in the State of Delaware is 300 Delaware Avenue Ste 210-A in the City of Wilmington. Zip code 19801. The name of its Registered agent at such address is United States Corporation Agents, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: "The latest date on which the limited liability company is to dissolve is __________.")

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 19th day of November, 2015.

By: [signature]
Authorized Person (s)

Name: Benjamin Miller